SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
SEARCHPATH INTERNATIONAL, INC.

(Name of Issuer)
Common Stock, par value $.01

(Title of Class of Securities)
n/a

(CUSIP Number)
James W. Margulies, Esq.
30100 Chagrin Blvd., Suite 250
Cleveland, Ohio 44124
(216) 514-5994

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 12, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box ☐.
(Continued on following pages)

CUSIP No.	n/a	13D	Page	1	of	4	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas K. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		12,177,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,400,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,177,000

WITH	10	SHARED DISPOSITIVE POWER

		2,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,177,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	56.7%

14	TYPE OF REPORTING PERSON*

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1. Security and Issuer.
     This statement relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of SearchPath International, Inc., a Delaware corporation (the “Company”), whose principal executive offices are currently located at 1350 Euclid Avenue., Suite 325, Cleveland, Ohio 44115.
Item 2. Identity and Background.
     The person filing this statement, Thomas K. Johnston, is a natural person whose business address is 1350 Euclid Avenue., Suite 325, Cleveland, Ohio 44115. Mr. Johnston is a United States citizen. He is the Chief Executive Officer and a director of the Company.
     Mr. Johnston has not, during the last five years, been convicted in a criminal proceeding of any crime or misdemeanor.
     Mr. Johnston has not, during the last five years, been a party to a civil proceeding in any judicial or administrative body which resulted in his being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The shares of Common Stock were issued to Mr. Johnston in consideration for his services to the Company.
Item 4. Purpose of Transaction.
     Mr. Johnston retains the right to acquire or dispose of the shares of Common Stock, as personal and investment considerations dictate. He presently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however, the Company has recently privately offered and sold securities to accredited investors in a private placement not involving a public offering pursuant to Regulation D promulgated under the Securities Act of 1933, as amended, and the Company may again similarly privately place securities in the near future; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Certificate of Incorporation, Bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     Mr. Johnston beneficially owns 12,177,000 shares of Common Stock of the Company as of the date of this statement. Mr. Johnston has the sole power to vote and to dispose or to direct the disposition of such shares of Common Stock. Mr. Johnston also beneficially owns 2,400,000 shares of Common Stock indirectly as a member of the Rolland Quinn, LLC trust. Mr. Johnston disclaims beneficial ownership of these shares of Common Stock held in trust by the Rolland Quinn, LLC trust and also disclaims that he is part of a “group” pursuant to Section 13(d). Thus, Mr. Johnston’s total ownership represents 57% of the 21,488,000 shares of the Company’s Common Stock issued and outstanding as of February 13, 2009.
     Mr. Johnston has not had any transactions in the shares of Common Stock in last 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Mr. Johnston has not entered into any written contract with respect to the shares of Common Stock.
Item 7. Material to be filed as Exhibits.
     Not Applicable.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2009
Dated
/s/ Thomas K. Johnston
Signature

Thomas K. Johnston, Chief Executive Officer
Name/Title